
11007461



Driven to Deliver.

Spartan Motors, Inc. Summary Annual Report 2010

Driven to Deliver.

(Nasdaq: SPAR) designs, engineers and manufactures specialty chassis, specialty vehicles, truck bodies and aftermarket parts for the outdoor recreation, emergency-response, defense, service/ delivery and specialty markets. The Company employs a Customer-Centric methodology that fosters innovation, speed and agility. As a result, Spartan Motors, Inc. (Spartan Motors) products and vehicles set the bar for excellence in every market it serves.

Spartan Motors is the parent company of four subsidiaries known for performance and being the first to market with innovative products:

1. A leader in the design and production of custom chassis for motorhomes, emergency response, defense and specialty vehicles. Consistently superior performance, exceptional safety ratings and technological innovations distinguish it in the industry.

2. Designs and builds custom fire apparatus to offer fire departments the industry's broadest line of pumpers, aerials, heavy-duty tankers, quick-attack and light-duty rescue vehicles for service in urban, suburban or rural environments.

3. A Premiere designer and manufacturer of innovative low-maintenance aerial products, built for safety and durability, and customized to meet the needs of local fire departments.

4. A leading manufacturer of walk-in vans and commercial truck bodies offering customized delivery solutions for a broad range of Business to Business (B2B) and Business to Consumer (B2C) industries including baking, linen, parcel delivery, snack food, uniform and utility customers.

Spartan Motors 2010 Corporate Highlights

- Successfully **integrated Utilimaster** acquisition
- Realigned and **reduced operating costs**
- **Entered into strategic alliance** with Isuzu Commercial Truck of America
- Developed **next generation commercial van, the Reach,™** for 2011 introduction
- Developed and introduced a **2010 emission compliant chassis** for Emergency Response market.
- **Added depth** to Leadership Team and Board of Directors
- **Strengthened** balance sheet

Core Business Segments


Recreational &
Specialty


Defense &
Government


Reach
35%
Service &
Delivery


Emergency
Response


Aftermarket Parts
& Assemblies

Net Sales
(in millions)


$409.5
$480.7
2009
2010

Operating Expenses
(in millions)


$60.0
$61.8
2009
2010

Net Working Capital
(in millions)


$119.7
$98.2
2009
2010

Net Cash *(Cash less Debt)*
(in millions)


$9.3
2009
2010
($27.9)

To Our Fellow Spartan Motors Stakeholders

Spartan Motors' transformation, to date, has been profound. During 2010, we focused sharply on people, positioning and purpose. In so doing, and despite the harsh realities of the struggling economy, we remain firmly on a path to transform Spartan Motors into a company that is lean, innovative, diversified and driven to deliver.

Despite two of the toughest years since the Great Depression, we remained profitable, generated a significant amount of cash and built momentum in several of our markets. Very few companies can say that.

Our net sales grew more than 17 percent in 2010 to $481 million, compared with $410 million in 2009. The increase was due primarily to our Utilimaster acquisition and solid sales to the improving Recreational Vehicle (RV) market. Net income was $4.1 million, or $0.13 per diluted share, versus $11.8 million or $0.36 per diluted share for the prior year. The decrease primarily was the result of lower average margins due to a shift in our product mix. From continuing operations, 2010 net income was $7.2 million or $0.22 per diluted share, compared with $13.2 million or $0.40 per diluted share for 2009.

During 2010, Spartan Motors executed a plan that addresses the challenge of tightening municipal budgets and defense spending cutbacks. In late 2009, we had already entered into the service and delivery market with our acquisition of Utilimaster. Our goal was to leverage Utilimaster's broader market reach to diversify our revenue stream. Our 2010 performance reflects such diversification. In addition we began implementing an operational plan around four objectives: drive growth in profitable markets; entice those markets with compelling products; rationalize our cost structure; and add strength to our balance sheet — four tenets that directly correspond with our 10 Strategic Directives.

Driving Growth in Profitable Markets

Altogether, there are about 58 specialty vehicle markets ranging from agriculture to vehicle transport; and at the beginning of 2010, Spartan Motors touched only 17 of them. Our acquisition of Utilimaster in the prior year had broadened our reach into several service and delivery markets, and we were confident that it would help diversify our revenue stream. Our confidence was justified. Utilimaster became accretive in the second half of 2010, and by the end of the fourth quarter, service and delivery sales had become the largest portion of our sales mix representing about 31 percent – profitable growth.

In April 2010, Spartan Motors and Utilimaster entered into an alliance with Isuzu Commercial Truck of America to partner with them on several developmental projects, at least two of which are expected to begin producing revenue in the second half of 2011. The Utilimaster acquisition and alliance with Isuzu improves our ability to touch 48 of the 58 specialty vehicle market niches, which should offer new profitable opportunities for Spartan Motors.

Creating Compelling Products

Spartan Motors is in the best position in its history to create innovative products customized to the needs of those new market niches. Today, we can offer the broadest range of diesel engines in the industry. Ranging from 3-liters to 15-liters, these engines can be matched to the vehicle and the task for optimum power and fuel economy.

During 2010, the company developed several new solutions to address customer needs, such as our redesigned cab and chassis to meet 2010 EPA emission standards. We also introduced a new pumper-truck called the Transformer® with a radical design that gives it more compartment space on a shorter, more maneuverable wheelbase. We also geared up to assemble the N-Series low cab-forward gas chassis as part of our alliance with Isuzu. Production commenced in the 2011 second quarter, and we are repurposing an unused defense facility for production of 4,000 units per year. Speed and Agility is one of our 10 Strategic Directives and is illustrated by the N-Series start of production, which began within 12 months of creating our Isuzu alliance.

We also began the go-to-market phase of our next-generation commercial van, the Reach.™ Featuring light-weight composite construction,




Customer Centric
Lean
Innovation
Brand Leadership
Value Maximization
Global
Speed and Agility
Financial Stewardship
Green
Social Responsibility

achieving a 35 percent improvement in fuel economy and reducing carbon emissions by 11 tons per vehicle per year, the Reach™ is a B2B and B2C vehicle that will set the industry standard for years to come. Production is expected to begin in the second half of 2011.

In September 2010, we sold our ambulance subsidiary, Road Rescue, for $8 million. This divestiture was a positioning move, as we will either be a leader in our respective markets within a reasonable time and investment, or we will exit.

Effectively Managing Costs
In 2010, we continued to manage operating expenses down as a percent of revenue, achieving a 12.9 percent level versus 14.7 percent for the prior year. We did this despite added operating expenses from our Utilimaster acquisition and R&D expenses for new products such as the Reach.™

Strengthening our Balance Sheet
Our successes in 2010 could not have been achieved without a strong balance sheet. It enabled us to fully exploit the exciting opportunities related to the Utilimaster acquisition, the Isuzu alliance and our own organic initiatives. Operational efficiencies that we introduced in 2010 allowed us to reduce working capital and pushed our operating cash flow near $38 million. Utilizing our robust operating cash flow, we were able to reduce our debt by approximately $41 million, and by the end of 2010 our total debt was approximately $5 million. The strength of our balance sheet continues to give us the flexibility to access profitable opportunities that fit our core competencies, develop new products and pay dividends to our shareholders.

Planned Successions
Over the past few years, Spartan Motors has implemented some planned successions to its Board of Directors and leadership team, the benefits from which are evident in our 2010 operational and financial results. The renewed energy provided by these changes has permeated throughout Spartan Motors and is manifest from R&D to manufacturing; from marketing to sales. In every aspect we are a transformed company – driven to deliver for our customers and stakeholders.

We thank our Board of Directors for their advice and guidance, our associates for their dedicated work, and our customers and stakeholders for their loyalty and support.

Hugh W. Sloan, Jr.
Chairman of the Board

John E. Sztykiel
President and Chief Executive Officer

Our Markets

serves customers through five broad markets; Service and Delivery, Emergency Response, Recreational and Specialty, Defense and Government and Aftermarket Parts and Assemblies. To further diversify our revenue stream, we plan to extend our reach further into these markets and expand into others.



CRIMSON FIRE
- ABOVE AND BEYOND -


SPARTAN

SPARTAN CHASSIS, INC.
Everything's Riding On It.


UTILIMASTER



RECREATIONAL & SPECIALTY

- **Economic uptick improved demand (early cycle business)**
- **Spartan Motors RV sales were up 150 percent from prior year**
- **Implemented lean and 5S initiative across manufacturing which yielded significant operational improvements**

The company's Spartan Chassis subsidiary, a world-class leader in Class A motor homes, has as its clients the nation's leading, RV manufacturers. In 2010, Spartan Motors' percentage of revenue from outdoor recreation vehicles more than doubled from the prior year, comprising 19 percent of total sales, versus only 9 percent in 2009.

During 2010, the RV industry began to see a resurgence as the high level of dealer inventory that built up in 2008, and negatively impacted 2009 sales, returned to a more normal range. Due to the first-in, first-out nature of the RV industry, it was the first of Spartan Motors' markets to experience the economic slow-down, and in 2010 was the first to feel the return of consumer luxury spending as the economy began its slow recovery. Consequently, the company's RV sales for 2010 were up 150 percent, tracking closely with the industry growth for Class A motorhomes.



DEFENSE & GOVERNMENT

- **Received several new contracts to supply chassis for mine-protected vehicles**
- **Earned ISO 9001 registration for quality**
- **Challenged by defense market spending cuts**

In 2010, Spartan Motors' Defense and Government market represented about 18 percent of sales, compared with 40 percent in 2009. This market primarily consists of the defense industry, with much of the company's business coming from the design and manufacture of chassis and chassis components to support advanced tactical vehicles. In 2010, Spartan Motors received several sub-contracts to supply the chassis components for mine-protected tactical vehicles under the Mine Resistant Ambush Protected (MRAP), Iraqi Light Armored Vehicle (ILAV) and Medium Mine Protected Vehicle (MMPV) programs. These programs have been developed in response to the surge in Improvised Explosive Devices (IEDs) used by enemy combatants in Iraq and Afghanistan. In 2010, more than 14,000 of these devices were planted in Afghanistan alone. We're pleased that in 2010, our Defense and Defense Aftermarket business earned ISO 9001:2008 registration, one of the world's most recognized and respected standards of quality.

Other niche products that Spartan Motors offers in this market center on the drilling industry in which the company currently has a small presence. We anticipate that this area will grow gradually in the future.


35%
Reach
ISUZU

SERVICE & DELIVERY

- **Entered alliance with Isuzu to develop next generation commercial van; the Reach™**
- **Prior year's Utilimaster acquisition contributed to revenue stream diversification**
- **Service and Delivery revenues grew to 23 percent of total sales**

The 2009 acquisition of Utilimaster increased Spartan Motors' Service and Delivery business to 23 percent of sales in 2010. Spartan Motors customized service and delivery solutions serve some of the largest names in the baking, linen, parcel delivery, snack food, uniform and utility industries.

Utilimaster's extensive experience in designing and manufacturing vans and commercial truck bodies provided the impetus for an alliance with Isuzu Commercial Truck of America, in which the two companies have partnered to introduce the next generation commercial van. Named the Reach™, it represents the biggest breakthrough in commercial van design in 30 years. The Reach™ offers a light-weight, corrosion-resistant composite body on a tough substructure, resulting in high fuel mileage and the lowest carbon footprint in the industry. Spartan Motors will leverage the Reach™ platform and technology to develop derivative products in the future.

Spartan Motors is also assembling the Isuzu N-Series chassis, which began rolling off the Spartan assembly line in the second quarter of 2011. Production is expected to increase significantly by the end of the third quarter.



EMERGENCY RESPONSE

- **Exited from commodity-based ambulance market**
- **Challenged by tightening state/ municipal budgets**
- **Demand driven by large volume of calls for help; one every .73 seconds in the U.S.**

Spartan Motors' Emergency Response (ER) business, representing 40 percent of our sales in 2010, consists of two business lines: Spartan Chassis, which engineers and manufactures complete chassis sold to Fire Apparatus OEMs, and Crimson Fire, our fire apparatus OEM that builds the finished product.

While the sluggish economy and resultant municipal budget cuts are a temporary challenge for our ER business, the volume of emergency calls in the U.S. (one every .73 seconds) demands more efficient response vehicles for fire departments, which customarily are the first responders. Spartan Motors is addressing this need with compelling products like the Crimson Transformer® pumper truck, the Spartan Force fire truck cab and chassis and the Metrostar Rescue Transit, which offer greater maneuverability and efficient design at affordable pricing.

Our April 2011 acquisition of Classic Fire, LLC adds another line of products to complement our Crimson Fire portfolio. The new line greatly enhances our ability to meet customer needs with a wider range of products and price points.



AFTERMARKET PARTS & ASSEMBLIES

- **Expanded into additional product ranges**
- **Leveraged opportunities within our installed user base**
- **New technologies focused on customer service**

Spartan Motors' Aftermarket Parts and Assemblies (APA) business is growing in the service and delivery, emergency response and recreational vehicle sides of our business, while downsizing in defense. The over 225,000 vehicles either produced or assembled by the company, or one of its affiliates, in addition to Spartan Motors' refurbishment capabilities, create a large market for our APA business.

The market for parts will continue to produce a profitable revenue stream that we expect will grow as we leverage the opportunities that exist within our installed user base. Expansion into additional product ranges, complementary products in current lines, and widening service offerings will contribute to the anticipated growth. For example, in 2011 we will be offering such products as a keyless entry system that can be retrofitted to existing step van vehicles and a safe-load mechanism for clothing trucks. Existing customer centric vehicle solutions that reduce vehicle operating cost will drive growth as time moves on.

Q&A with the Management Team

Q Can you comment on the impact your Utilimaster acquisition will have on your top and bottom lines?

A From a top-line perspective, Utilimaster extends our ability to serve new markets with compelling products that not only enhance our revenue stream, but also add a stabilizing element of revenue diversity through various business cycles. It brings a customer portfolio that we didn't have before. Bottom line, the acquisition was accretive in six months. It affords us significant leverage in purchasing commodities such as aluminum, etc. We anticipate additional integration opportunities relative to top and bottom line growth that will occur over the next 12 to 18 months.

- Tom Gorman

Q What is the status of the next generation commercial van and what impact do you think that will have on your business?

A Named the Reach™, our next generation commercial van had its national introduction in March 2011 and everything is proceeding as planned for a fall production start. The Reach™ is a "game-changer," and the long-term impact will be significant. The combination of a high-mileage Isuzu chassis and Utilimaster's modular-composite body is unmatched in the industry and is the basis for our derivative strategy that will expand the unique characteristics of the Reach™ well beyond Utilimaster's and Isuzu's traditional markets.

- Tom Gorman

Q When will you start to see revenue from your Isuzu alliance, and can we expect any similar alliances forthcoming?

A First revenue will come from the N-Gas Low Cab-Forward launched in April 2011. By July, production is expected to be about 85 units per week, increasing to 105 per week in September. Future alliances may involve OEMs, engine manufacturers, alternative propulsion, hybrids, electronics, etc. We're also seeing a lot of innovation in the high-end light-duty markets that we could possibly access through an alliance or acquisition.

- Tom Gorman

Q What is the status of the M&A market for the specialty vehicle business, and are there any more "Utilimasters" out there?

A The M&A market has improved, but more important is our success in strengthening our balance sheet, giving us a solid footing on which to pursue potential M&A candidates. We do believe there are other "Utilimasters" that offer the compelling products, innovation, market-brand leadership and ties to our core competencies that can further advance our diversification into new and profitable markets.

- Joe Nowicki

Q Can you tell us why your backlog is declining, and how you are addressing that issue?

A The "pull-ahead" orders received in 2009 from customers wishing to get in ahead of the 2010 emission standards, reduced tax revenues that slowed vehicle purchases by municipalities, and a reduction in defense-parts purchases are the primary reasons. We believe this will eventually reverse, based on pent-up demand. In the meantime, we're addressing the issue by diversifying our revenue stream through acquisition, alliance and organic growth. Today we have a more balanced mix of short lead-time and long lead-time markets, and our more stable revenue stream is beginning to mitigate the affects of our reduced backlog.

- John Sztykiel

Q With the fall-off of the emergency response and defense businesses, from where do you see growth coming?

A First: organic growth, as embodied in the new Reach™ vehicle, which will be a major driver of our Service and Delivery business, and will have applications in other markets. Second: alliances, like that with Isuzu, which enable us to touch 48 of the 58 specialty vehicle markets. Previously, we touched only 17. Additionally, the Spartan/Isuzu N-Series project will generate several profitable products. Third: acquisitions, such as the acquisition of Utilimaster in 2010 and Classic Fire in 2011. Organic, alliance, acquisition – a blended execution of all three.

- John Sztykiel



Tom W. Gorman (left)
Chief Operating Officer

John E. Sztykiel (middle)
President and Chief Executive Officer

Joseph M. Nowicki (right)
Chief Financial Officer and Treasurer

Q In what way, if any, will the changes to your Board of Directors and leadership team impact your day-to-day operations?

A Those changes have sharpened our focus on innovation, lean methodologies, global reach, acquisitions and alliances. The clear examples of that are our successful Utilimaster acquisition and alliance with Isuzu, our new Reach™ vehicle, good operating results, and cash generation. While our Board operates from a strategic perspective, our leadership team is successfully implementing the strategy across all of those lines of focus. We see the impact every day in the speed of decision making, the rigor of analysis and well executed implementation.

- John Sztykiel

Q How much further can you go in rationalizing your cost structure?

A In 2009 and 2010, we made significant changes that eliminated over $10 million from our cost structure. The hard work was to change the culture of the organization and put the focus back on continuous improvement on everything we do. We placed strong emphasis on a lean methodology focused on production, product lead-time and other processes. We continually evaluate our business to bring about competitive enhancements and greater efficiency.

- Joe Nowicki

Q Are you seeing any changes in the competitive landscape? Are any of your competitors' strategies shifting?

A We pay attention to the competitive landscape, but focus on our customers' needs. As we bring compelling, innovative products to market, our competitors will continue to chase us. While many of our competitors are shifting their strategies in a reactionary way, Spartan Motors subscribes to a defined lean methodology, which reduces our cost base through a disciplined approach that pays off in any economic environment yet enables us to pursue our Blended Growth Strategy.

- Joe Nowicki

Q Having weathered several past recessions, what do you see for Spartan Motors as the economy recovers?

A RV and Service and Delivery vehicles are generally first to be impacted by a recession, but are also the first out of it. Emergency response and defense tend to be last in, last out. While no company is impervious to outside influences, a more equal balance among our markets will make Spartan Motors less affected by economic swings. Spartan Motors strategy of revenue diversification will make it less susceptible to national and global economic fluctuations, and our operating results increasingly will demonstrate that.

- John Sztykiel

Spartan Motors – Looking Forward

Spartan Motors' leadership team entered 2011 cautiously optimistic; cautious about the economy, but optimistic that the actions taken in 2009-2010 will produce profitable growth, compelling products, a more diverse revenue stream and a stronger balance sheet in the coming year and beyond, regardless of the volatility of the economic environment.

During the past 18 months, the Spartan Motors Board of Directors and leadership team began to diversify our revenue stream through growth from three sources: alliances, acquisitions and organic development. Spartan Motors' accomplishments during 2010 are part of a continuing process as we move forward.

We plan to thoroughly explore the new specialty vehicle markets opened to us through our Isuzu alliance and will seek other alliances that could enable us to provide even more compelling products, perhaps with alternative types of propulsion, or unique electronics to reduce carbon emissions, or other green technologies.

We will assess opportunities to acquire companies that have compelling, innovative products, are leaders in their market niche and complement our core competencies. Not "fixer-uppers", these would be solid businesses where we can leverage assets, people and processes to reduce costs, maximize value and ultimately attain a leadership position. Exemplifying this strategy is our March 2011 acquisition of Classic Fire LLC, which not only offers complementary products, but affords us broader coverage of segments, price points, applications, and customer needs across all our markets.


Reach
Reach
35%

Spartan's new Reach™ van, introduced in March 2011, provides the basis for future derivative products. Its unique walk-through design increases driver productivity. Its tight turning radius provides unmatched maneuverability. The sturdy composite and aluminum body of the Reach™ combined with Isuzu's drivetrain offers exceptional fuel economy, low cost of operation and a substantially reduced carbon footprint.

When we consider organic growth going forward, we need look no further than our new Reach™ vehicle, which we believe represents the biggest advance in the commercial van market in 30 years. Its unique modular body, built of lightweight composites and powered by the Isuzu 3-liter engine, offers the potential for a variety of derivative products to serve our expanding markets.

While the first half of 2011 will be challenging as a result of our opening backlog, we are optimistic that the diversification of our revenue through acquisitions, alliances and organic growth, combined with Spartan Motors' strong balance sheet, will provide a solid future for Spartan Motors, its associates and other stakeholders.



2010 Sales

- Emergency Response **40%**
- Defense and Government **18%**
- Service and Delivery **23%**
- Recreational/Specialty **19%**



2009 Sales

- Emergency Response **48%**
- Defense and Government **40%**
- Service and Delivery **3%**
- Recreational/Specialty **9%**



2008 Sales

- Emergency Response **20%**
- Defense and Government **69%**
- Recreational/Specialty **11%**

Financial Highlights

Spartan Motors, Inc. and Subsidiaries

Year Ended December 31,	2010	2009	2008	2007	2006
Sales	**480.7**	409.5	819.7	661.4	427.5
Cost of products sold	**408.2**	328.6	673.4	565.0	353.8
Gross profit	**72.5**	81.0	146.2	96.4	73.7
Gross margin	**15.1%**	19.8%	17.8%	14.6%	17.2%
Operating expenses	**61.8**	60.0	76.6	54.1	40.9
Operating income	**10.8**	21.0	69.6	42.3	32.8
Operating margin	**2.2%**	5.1%	8.5%	6.4%	7.7%
Net earnings	**4.1**	11.8	42.7	24.5	16.8
Net profit margin	**0.9%**	2.9%	5.2%	3.7%	3.9%
Diluted earnings per share	**0.13**	0.36	1.30	0.75	0.55
Net cash provided by (used in) operating activities	**37.9**	34.4	58.6	(6.8)	(17.9)
Return on equity[1]	**2.3%**	6.7%	28.5%	21.1%	19.1%
Return on invested capital[2]	**4.2%**	7.7%	26.2%	21.4%	19.9%

NOTE: All amounts are in millions of U.S. dollars except percentages and per share amounts.

1 The Company defines return on equity as net earnings divided by average shareholders' equity.

2 The Company defines return on invested capital as operating income from continuing operations, less taxes, divided by total shareholders' equity.

Net Earnings
(in millions)


$42.7
$11.8
$4.1
2008
2009
2010

Backlog
(in millions)


$234.0
$158.0
$134.5
2008
2009
2010

Total Debt
(in millions)


$46.4
$27.2
$5.2
2008
2009
2010

Operating Cash Flow
(in millions)


$58.6
$34.4
$37.9
2008
2009
2010

Financial Statements: *The following financial statements have been condensed to make them more readable. A detailed financial evaluation may require more information than is included in this Summary Annual Report. More comprehensive financial information is provided in the Form 10-K, which is normally mailed with this Summary Annual Report. Additional copies are available upon request.*

Condensed Consolidated Balance Sheets

(In thousands, except par value)

December 31,	2010	2009
ASSETS		
Current assets:		
Cash and cash equivalents	$14,507	$18,475
Accounts receivable, less allowance of $996 and $685	52,542	44,974
Inventories	60,161	96,330
Deferred income tax assets	6,218	6,503
Income taxes receivable	2,890	4,212
Other current assets	3,636	3,223
Assets of discontinued operations	—	11,043
Total current assets	**139,954**	**184,760**
Property, plant and equipment, net	**71,268**	**77,581**
Goodwill	**18,418**	**18,404**
Intangible assets, net	**10,946**	**11,491**
Other assets	**1,163**	**1,041**
Total assets	**$241,749**	**$293,277**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$17,970	$19,523
Accrued warranty	5,702	6,296
Accrued customer rebates	1,205	1,324
Accrued compensation and related taxes	5,315	7,193
Deposits from customers	3,902	11,571
Other current liabilities and accrued expenses	7,528	6,200
Current portion of long-term debt	102	11,146
Liabilities of discontinued operations	—	1,770
Total current liabilities	**41,724**	**65,023**
Other non-current liabilities	**4,284**	**4,189**
Long-term debt, less current portion	**5,122**	**35,204**
Deferred income tax liabilities	**7,640**	**8,341**
Shareholders' equity:		
Common stock, $0.01 par value; 40,000 shares authorized; 33,215 and 32,894 outstanding	332	329
Additional paid in capital	68,715	67,099
Retained earnings	113,932	113,092
Total shareholders' equity	**182,979**	**180,520**
Total liabilities and shareholders' equity	**$241,749**	**$293,277**

Condensed Consolidated Statements of Income

(In thousands, except per share data)

Twelve Months Ended December 31	**2010**	**2009**	**2008**
Sales	$480,736	$409,538	$819,654
Cost of products sold	407,201	328,305	673,424
Restructuring charges	990	264	-
Gross profit	**72,545**	**80,969**	**146,230**
Operating expenses:			
Research and development	16,912	16,974	18,770
Selling, general and administrative	43,869	42,436	57,875
Restructuring charges	1,006	576	-
Total operating expenses	61,787	59,986	76,645
Operating Income	**10,758**	**20,983**	**69,585**
Other income (expense):			
Interest expense	(950)	(1,322)	(2,057)
Interest and other income	444	517	391
Total other income (expense)	(506)	(805)	(1,666)
Earnings before taxes	10,252	20,178	67,919
Taxes on income	3,017	7,023	24,919
Net earnings from continuing operations	**7,235**	**13,155**	**43,000**
Net loss from discontinued operations	(3,094)	(1,383)	(286)
Net earnings	**$4,141**	**$11,772**	**$42,714**
Basic net earnings (loss) per share:			
Earnings from continuing operations	$0.22	$0.40	$1.32
Loss from discontinued operations	(0.09)	(0.04)	$(0.01)
	$0.13	**$0.36**	**$1.31**
Diluted net earnings (loss) per share:			
Earnings from continuing operations	$0.22	$0.40	$1.31
Loss from discontinued operations	(0.09)	(0.04)	$(0.01)
	$0.13	**$0.36**	**$1.30**
Basic weighted average common shares outstanding	33,021	32,729	32,582
Diluted weighted average common shares outstanding	33,101	32,916	32,817

Condensed Consolidated Statements of Cash Flows

(In thousands)

Year ended December 31,	2010	2009	2008
Cash flows from operating activities:			
Net earnings	$4,141	$11,772	$42,714
Adjust for loss from discontinued operations	3,094	1,383	286
Earnings from continuing operations	7,235	13,155	43,000
Adjustments to reconcile net earnings from continuing operations to net cash provided by (used in) operating activities:			
Depreciation and amortization	10,718	7,503	5,725
(Gain) loss on disposal of assets	(819)	432	58
Tax expense (benefit) related to stock incentive plan transactions	566	(140)	627
Deferred income taxes	(416)	2,610	188
Stock based compensation related to stock awards	2,405	2,332	2,697
Decrease (increase) in operating assets:			
Accounts receivable	(7,568)	34,791	56,978
Inventories	36,169	(2,110)	17,191
Income taxes receivable	1,322	(6,978)	-
Other assets	(413)	5,576	(5,728)
Increase (decrease) in operating liabilities:			
Accounts payable	(1,553)	(8,531)	(67,682)
Accrued warranty	(594)	(3,128)	(2,471)
Accrued compensation and related taxes	(1,878)	(8,170)	1,792
Deposits from customers	(7,669)	1,649	4,483
Other current liabilities and accrued expenses	386	(4,563)	1,731
Total adjustments	30,656	21,273	15,589
Net cash provided by operating activities	**37,891**	**34,428**	**58,589**
Cash flows from investing activities:			
Proceeds from sale of discontinued operations	7,358	-	-
Purchases of property, plant and equipment	(3,869)	(5,621)	(16,272)
Proceeds from sale of property, plant and equipment	826	142	61
Acquisition of business, net of cash acquired	(14)	(42,318)	-
Net cash provided by (used in) investing activities	**4,301**	**(47,797)**	**(16,211)**
Cash flows from financing activities:			
Proceeds from (payments on) long-term debt	(40,896)	18,826	(36,023)
Issuance, purchase and retirement of common stock	-	275	-
Use of cash from the exercise, vesting or cancellation of stock incentive awards	(219)	(405)	(109)
Cash retained (paid) related to tax impact of stock incentive plan transactions	(566)	140	(627)
Payment of dividends	(3,301)	(4,236)	(3,250)
Net cash provided by (used in) financing activities	**(44,982)**	**14,600**	**(40,009)**
Net cash provided by (used in) discontinued operations	**(1,178)**	**3,503**	**(2,156)**
Net increase (decrease) in cash and cash equivalents	**(3,968)**	**4,734**	**213**
Cash and cash equivalents at beginning of period	**18,475**	**13,741**	**13,528**
Cash and cash equivalents at end of year	**$14,507**	**$18,475**	**$13,741**

Corporate Information

NASDAQ: SPAR

BOARD OF DIRECTORS

Hugh W. Sloan, Jr.
Chairman of the Board
Retired Deputy Chairman, Woodbridge Foam Corp.

Richard R. Current
Vice President and
Former Chief Financial Officer,
Neogen Corporation

Richard F. Dauch
President and CEO
Accuride Corporation

Ron Harbour
Partner, Oliver Wyman
(Consulting Firm)

Kenneth Kaczmarek
Former Chief Financial Officer,
Volvo North America

William F. Foster
Vice President, Spartan Motors, Inc.

John E. Sztykiel
President and Chief Executive Officer,
Spartan Motors, Inc.

CORPORATE OFFICERS

John E. Sztykiel
President and Chief Executive Officer

Tom W. Gorman
Chief Operating Officer

Joseph M. Nowicki
Chief Financial Officer and Treasurer
Chief Compliance Officer

Thomas T. Kivell
Vice President, Secretary and
General Counsel

William F. Foster
Vice President

CORPORATE HEADQUARTERS

Spartan Motors, Inc.
1541 Reynolds Road
Charlotte, Michigan 48813
(517) 543-6400

TRANSFER AGENT

American Stock Transfer & Trust Co. serves as the transfer agent for the Corporation. Inquiries relating to stock transfers, changes of ownership, lost or stolen stock certificates, changes of address and dividend payments should be addressed to:

6201 15th Avenue
Brooklyn, New York 11219
(800) 937-5449

INDEPENDENT AUDITORS

BDO USA, LLP
99 Monroe Avenue NW, Suite 800
Grand Rapids, Michigan 49503
(616) 774-7000

SHAREHOLDER INFORMATION

Shares of the Company's stock are traded on The Nasdaq Global Select Market® under the ticker symbol SPAR. The Company's 10-K report filed with the Securities & Exchange Commission will be provided free of charge to any shareholder upon written request, and is available at the Spartan Motors web site (www.spartanmotors.com).

For more information, contact:
Spartan Motors, Inc.
Joseph M. Nowicki
1541 Reynolds Road
Charlotte, Michigan 48813
(517) 997-3844

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL SHAREHOLDER RETURN

This graph compares the cumulative total shareholder return on Spartan Motors common stock to the CRSP Total Return Index for The Nasdaq Stock Market (CRSP NASDAQ) and the CRSP Total Return Index for Trucking and Transportation Stocks reported on The Nasdaq Stock Market (CRSP T&T), over a five-year period ended December 31, 2010, using December 31, 2005 as the starting point. The CRSP NASDAQ is a broad-based equity market index developed by the Center for Research in Security Prices at the University of Chicago. The CRSP T&T is comprised of companies with a market capitalization similar to that of Spartan Motors and also is developed by the Center for Research in Security Prices. The CRSP NASDAQ index and CRSP T&T index both assume dividend reinvestment. Cumulative total shareholder return is measured by dividing (1) the sum of: (a) the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and (b) the difference between the share price at the end and the beginning of the measurement period, by (2) the share price at the beginning of the measurement period.


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SPARTAN MOTORS, INC.
NASDAQ Stock Market (US and Foreign Companies)
NASDAQ Trucking and Transportation Index

Driven to Deliver.

Spartan Motors, Inc.

1541 Reynolds Road
Charlotte, Michigan 48813

(517) 543-6400
www.spartanmotors.com

NASDAQ: SPAR